AB
3/13

[redacted]

15046586

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 03 2015
WASH., D.C.
194

SECURITII

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49897

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-2014 (MM/DD/YY) AND ENDING 12-31-2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Navaid Financial Services

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1522 Locust St. 2nd Floor
(No. and Street)

Philadelphia (City), PA (State) 19102 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Carney 215-985-9108
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Siana Carr O'Connor & Lynam, LLP
(Name – *if individual, state last, first, middle name*)

1500 E. Lancaster Ave. (Address) Paoli (City), PA (State) 19301 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PB 3/14/15

OATH OR AFFIRMATION

I, John A. Carney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Navaid Financial Services, Inc., as of February 27th, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

President/CFO
Title

Katie Sheehy
Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
KATIE SHEEHY
Notary Public
PHILADELPHIA CITY, PHILADELPHIA CNTY
My Commission Expires Apr 4, 2017

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Report

NAVAID FINANCIAL SERVICES, INC.

December 31, 2014

NAVAID FINANCIAL SERVICES, INC.

Financial Statements and Supplementary Financial Information
For the Year Ended December 31, 2014

and

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

INDEX

SIANA CARR O'CONNOR & LYNAM, LLP

Certified Public Accountants

1500 E. Lancaster Avenue
Paoli, PA 19301

*Phone: 610-296-4200 * Fax: 610-296-3659*
www.scolcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Navaid
Financial Services, Inc.

We have audited the accompanying financial statements of Navaid Financial Services, Inc. (a Pennsylvania S corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in subordinated borrowings, changes in shareholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Navaid Financial Services, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Navaid Financial Services, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information contained in Schedules I, II and III and notes to the supplementary schedules on pages 10 - 13 has been subjected to audit procedures performed in conjunction with the audit of Navaid Financial Services, Inc.'s financial statements. The supplemental information is the responsibility of Navaid Financial Services, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Siana Carr O'Connor & Lynam, LLP
SIANA CARR O'CONNOR & LYNAM, LLP

Paoli, PA

February 27, 2015

NAVAID FINANCIAL SERVICES, INC.
Statement of Financial Condition
December 31, 2014

Assets	
Cash	$ 535,016
Deposits with clearing organization and others	1,503,292
Marketable securities	10,616,804
Receivable from clearing organization and others	216,032
Accrued interest receivable	57,575
Prepaid expenses and other assets	3,600
Furniture and equipment, net	2,600
Total assets	$ 12,934,919
Liabilities and shareholders' equity	
Liabilities:	
Accounts payable and accrued expenses	$ 844,383
Payable to clearing organization	10,378,854
Total liabilities	11,223,237
Subordinated borrowings	1,500,000
Shareholders' equity:	
Common stock ($.01 par value, 1,000 shares authorized, 106 shares issued and outstanding)	1
Additional paid-in capital	99,999
Retained earnings	111,682
Total shareholders' equity	211,682
Total liabilities and shareholders' equity	$ 12,934,919

(The accompanying notes are an integral part of this financial statement.)

NAVAID FINANCIAL SERVICES, INC.
Statement of Operations
For the Year Ended December 31, 2014

Revenues:		
Trading gains and losses, net	$	1,450,379
Interest income		393,042
Commission income		494
Total revenues		1,843,915
Expenses:		
Commissions		925,135
Employee compensation and benefits		84,870
Interest expense		163,935
Outside services		151,654
Other expenses		20,084
Occupancy and office		23,431
Total expenses		1,369,109
Net income	$	474,806

(The accompanying notes are an integral part of this financial statement.)

NAVAID FINANCIAL SERVICES, INC.
Statement of Changes in Subordinated Borrowings
For the Year Ended December 31, 2014

Subordinated borrowings at December 31, 2013	$	1,500,000
2014 activity		-
Subordinated borrowings at December 31, 2014	$	1,500,000

(The accompanying notes are an integral part of this financial statement.)

NAVAID FINANCIAL SERVICES, INC.
Statement of Changes in Shareholders' Equity
For the Year Ended December 31, 2014

	Common Stock		Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount			
December 31, 2013	106	1	99,999	(363,124)	(263,124)
Net income	-	-	-	474,806	474,806
December 31, 2014	106	$ 1	$ 99,999	$ 111,682	$ 211,682

(The accompanying notes are an integral part of this financial statement.)

NAVAID FINANCIAL SERVICES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2014

Cash flows from operating activities:	
Net income	$ 474,806
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation expense	1,030
(Increase) decrease in:	
Deposits with clearing organization and others	(974)
Marketable securities	(1,943,135)
Receivable from clearing organization and others	(215,837)
Accrued interest receivable	(29,329)
Prepaid expenses and other assets	1,527
Increase in:	
Accounts payable and accrued expenses	373,027
Payable to clearing organization	1,562,761
Net cash provided by operating activities	223,876
Cash - beginning of year	311,140
Cash - end of year	$ 535,016
Interest paid	$ 161,216

(The accompanying notes are an integral part of this financial statement.)

(1) ORGANIZATION AND BACKGROUND

Navaid Financial Services, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates on a fully-disclosed basis whereby we do not carry accounts for customers. The Company primarily trades in municipal bonds as proprietary transactions.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Management's estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions and commission expense

Proprietary securities transactions are recorded at fair value on the trade date, as if they had settled. Trading gains and losses arising from all securities transactions entered into for the account and risk of the Company, along with the related commission expense incurred, are also recorded on a trade date basis. Securities are valued using market value techniques as determined by management based on information provided by third parties and by analyzing inter-dealer trades on or around year-end for all positions held by the Company at year-end.

Income taxes

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code of 1986 and comparable state tax provisions to be taxed as an S-Corporation. In lieu of corporation income taxes, the shareholders of an S-Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements. The Company files tax returns in the U.S. federal jurisdiction, certain states and cities. The Company is no longer subject to U.S. federal, state and local examinations by tax authorities for 2010 and prior.

(3) MARKETABLE DEBT SECURITIES

As described in Note 2, the Company values marketable securities at fair value in accordance with Financial Accounting Standards Board (FASB) *Accounting Standards Codification* (ASC) 820, *Fair Value Measurements*. Investments are classified as Level 1, which refers to unadjusted quoted prices in active markets for identical assets that are accessible at the measurement date; Level 2, which refers to inputs other than quoted prices included in Level 1 that are observable, either directly or indirectly; and Level 3, which refers to unobservable market inputs. All securities held at December 31, 2014 were municipal bonds classified as Level 2 investments using a market value approach.

(4) RELATED PARTY TRANSACTIONS

The Company provides brokerage services for a fund that is owned and managed by the shareholders. The Company waived all markups and commissions for the fund for 2014. However, the fund reimburses the Company for their costs from outside parties. The Company was reimbursed $6,712 in 2014. $627 was due from the fund at December 31, 2014. Additionally, the Company may buy/sell bonds from/to the fund at cost.

Effective December 1, 2014, the Company entered into a month to month $1,277 sub-lease agreement with a related party which is partially owned by some of the shareholders. $1,277 was received in 2014 and is netted with rental expense.

The Company also provides brokerage services on behalf of clients of an investment advisor that is owned and managed by the shareholders. There are minimal trades made during the year on behalf of the investment advisor's clients. Additionally, the investment advisor earns management fees which pass through the Company's accounts. The Company owed $13,942 to the investment advisor at December 31, 2014, which is recorded as accounts payable and accrued expenses in the accompanying statement of financial condition.

Two of the Company's traders are also shareholders. The Company incurred commissions of $952,485 in 2014 to these shareholders. Additionally, $799,982 is due to the traders at December 31, 2014.

(5) RECEIVABLE FROM AND PAYABLE TO CLEARING ORGANIZATION

The Company clears its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The receivable represents net trading gains earned in December. The amount payable to the clearing broker relates to securities purchased on margin. This balance is secured by the Company's proprietary investments and clearing deposit. The Company's agreement with the clearing broker allows them to borrow up to ten times their investment balance, limited to $15,000,000. The payable balance incurs interest at the federal funds rate plus an applicable margin.

(6) SUBORDINATED BORROWINGS

The borrowings under subordinated agreements consist of notes payable to two shareholders. The notes expire on October 31, 2016 and include interest at 5%, which is payable monthly. Interest expense was $75,000 for 2014.

(7) NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital and a ratio of aggregate indebtedness to net capital, not exceeding 15 to 1. At December 31, 2014, the Company had net capital, as defined, of $873,951 which was $773,951 in excess of its minimum required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .96 to 1 as of December 31, 2014.

The SEC customer protection rule (Rule 15c3-3) requires the maintenance of reserves for customer accounts and sets forth specific guidelines regarding the possession of securities. The Company is exempt from this rule under Reg 240.15c3-3k(2)(ii) which provides an exemption for broker-dealers who operate on a fully-disclosed basis. Therefore, Schedules II and III on pages 11 and 12 are not applicable.

(8) 401(k) RETIREMENT PLAN

The Company has a 401(k) retirement plan covering all employees. The Company matches the first 6% of eligible employees' compensation. The Company's expense related to the plan was $1,313 for 2014.

(9) NON-MONETARY TRANSACTIONS

In 2014 the Company reduced broker fees for one of their traders in exchange for bookkeeping services. The fair value of the transactions was approximately $9,000.

(10) CONCENTRATION OF CREDIT RISK

Cash

The Company maintains its cash accounts at one financial institution. Balances are insured by the FDIC up to $250,000. The uninsured cash balances totaled $298,816 at December 31, 2014

Marketable debt securities

The Company's proprietary investments consist solely of municipal securities. At December 31, 2014, the balance was comprised of thirteen securities, of which four positions represented 47% of marketable securities.

Agreements with traders

The Company has agreements with two traders on a month to month basis, of which one trader executes a majority of all trades. If this trader were to terminate the agreement, the ongoing operations of the Company would be materially affected.

(11) SUBSEQUENT EVENTS

Management has evaluated subsequent events through the issuance of the financial statements.

SUPPLEMENTARY

FINANCIAL

INFORMATION

Schedule I

NAVAID FINANCIAL SERVICES, INC.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2014

Net capital:	
Total shareholders' equity	$ 211,682
Add - subordinated borrowings allowable as net capital	1,500,000
Total capital and allowable subordinated borrowings	1,711,682
Less - total non-allowable assets	15,071
haircuts on securities	822,660
Net capital	$ 873,951
Aggregate indebtedness	$ 844,383
Total aggregate indebtedness	$ 844,383
Computation of basic net capital requirement:	
Net capital requirement	$ 100,000
Net capital	873,951
Excess of net capital	$ 773,951
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement	$ 753,951
Ratio of aggregate indebtedness to net capital	.96 to 1

NAVAID FINANCIAL SERVICES, INC.
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2014

Not applicable: The Company has claimed an exemption to SEC Rule 15c3-3 pursuant to sub paragraph 15c3-3(k)2(ii), and therefore no "Computation for Determination of Reserve Requirement" under that rule have been provided.

Schedule III

NAVAID FINANCIAL SERVICES, INC.
Information for Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2014

Not applicable: The Company has claimed an exemption to SEC Rule 15c3-3 pursuant to sub paragraph 15c3-3(k)2(ii), and therefore no "Information for Possession or Control Requirements" under that rule have been provided.

NAVAID FINANCIAL SERVICES, INC.
Notes to Supplemental Schedules
December 31, 2014

Reconciliation of the audited computation of Net Capital (Schedule I) and the computation of Net Capital included in the Company's unaudited December 31, 2014 FOCUS Part IIA filing.

Draft of Net Capital provided to auditors prior to filing the unaudited December 31, 2014 FOCUS Part IIA filing	$ 601,385
Audit adjustments to non-allowable assets	2,904
Audit adjustments to net income	666
Net capital per unaudited original December 31, 2014 FOCUS Part IIA filing	604,955
Removal of requirement of Rule 15c3-3(c)(xiii) related to 'Deductions from Net Worth for for Indebtedness Collateralized by Exemptive Securities' per FINRA.	268,996
Net capital per amended December 31, 2014 FOCUS Part IIA filing	$ 873,951

SIANA CARR O'CONNOR & LYNAM, LLP

Certified Public Accountants

1500 E. Lancaster Avenue
Paoli, PA 19301

*Phone: 610-296-4200 * Fax: 610-296-3659*
www.scolcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Navaid Financial Services, Inc.

We have reviewed management's statements, included in the accompanying Statement of Exemption, in which (1) Navaid Financial Services, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Navaid Financial Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Navaid Financial Services, Inc. stated that Navaid Financial Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Navaid Financial Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Navaid Financial Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Siana Carr O'Connor & Lynam, LLP

SIANA CARR O'CONNOR & LYNAM, LLP

Paoli, PA

February 27, 2015

NAVAID
FINANCIAL SERVICES

February 27, 2015

To whom it may concern:

In accordance with 17 CFR section 15c3-3(k), Navaid Financial Services, Inc. is exempt from 17 CFR section 240.15c3-3(k)(2)(ii).

Navaid Financial Services, Inc. has met the identified exemption provisions throughout the most recent fiscal year without exception.

Sincerely,

John Carney
President/CFO

1522 Locust St., Floor 2, Philadelphia, PA [illegible]
Phone: 215-985-9100 Fax: 215-985-[illegible]